Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2014, which have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts in the unaudited interim condensed consolidated financial statements and comparative information are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “Novadaq” or “the Company” mean Novadaq and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq. Without limitation, information regarding future sales and marketing activities, SPY®, SPY Elite®, Firefly™, LUNA™ and EasyLDI Imaging Systems and PINPOINT Endoscopic Fluorescence Imaging System [“PINPOINT”] sales, placements and utilization rates, reimbursement for SPY, SPY Elite, PINPOINT (as defined herein), Firefly, LUNA and EasyLDI procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation, the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”], the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, LUNA, Firefly, EasyLDI and/or PINPOINT and the clinical results of the use of SPY, SPY Elite, Firefly, LUNA, EasyLDI and/or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of SPY imaging technology systems; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavourable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. The Company has also included important factors in the cautionary statements included in the Company’s MD&A for the year ended December 31, 2013 and its Annual Information Form [“AIF”] for the year ended December 31, 2013 both of which are filed on SEDAR at www.sedar.com and on EDGAR. Prospective investors should give careful consideration to such risks and uncertainties. Novadaq believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through August 1, 2014.

COMPANY OVERVIEW

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed. Novadaq is a publicly listed company. Shares are traded in the United States on the NASDAQ Exchange (NASDAQ: NVDQ) and in Canada on the Toronto Stock Exchange (TSX: NDQ).

Established in 2000 with a focus on research and development, the Company moved towards commercialization with the launch of its SPY system for use during cardiac surgery. Between 2009 through 2012, the Company formed alliances with market leading companies for the broad commercialization of certain Novadaq products: SPY Elite, Firefly and the CO2 Heart Laser. In early 2012, Novadaq began building a direct sales and marketing organization for PINPOINT and LUNA. The successful commercialization of any one of Novadaq’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may in turn affect the profitability of the Company.

Novadaq’s SPY Imaging core technology platform provides clinically relevant anatomical and physiological images of blood flow in vessels and micro-vessels without exposing the patient or the surgery staff to radiation during a wide variety of complex surgical procedures performed in the operating room and other clinical settings such as outpatient surgery. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissues, such as skin and organs.

With over 100 peer-reviewed publications that report experiences using SPY Imaging technologies in open, robotic and endoscopic surgeries, as well as wound care, Novadaq can reference and support that the use of SPY Imaging enhances surgical decision-making and enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications, which increase overall treatment costs if not addressed during the surgical procedure.

The Company’s SPY, SPY Elite, LUNA and PINPOINT Imaging Systems are based upon the core SPY fluorescence technology. SPY and SPY Elite are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during a variety of open surgery applications.

The LUNA system is FDA 510(k) cleared for use in vascular applications such as assessment of blood flow and perfusion in patients suffering from complex wounds caused by vascular diseases being treated in the outpatient clinic. The SPY Elite and LUNA Systems are also Conformité Européenne (CE Marked) for sale in Europe, are licensed by Health Canada, and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA. Easy LDI is also 510(k) cleared by the FDA and CE Marked for sale in Europe.

PINPOINT is FDA 510(k) cleared, CE Marked, licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition visible light visualization offered by conventional endoscopes. PINPOINT provides surgeons with better visualization of important information related to anatomic structures and tissue perfusion during complex minimally invasive procedures.

In addition to marketing SPY Imaging technology products, Novadaq acquired and now manufactures and markets the FDA Premarket Approval [“PMA”] approved CO2 Heart Laser™ System [“TMR Laser System”] for Transmyocardial Revascularization [“TMR”]. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft surgery. The CO2 Heart Laser line of products is distributed through MAQUET.

Novadaq’s intellectual property consists of 45 patent families representing 84 granted or allowed patents and 82 pending applications in various stages of review and prosecution. Additionally Novadaq has acquired 7 patents through its recent purchase of Aïmago. Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its selling and marketing, and general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. Please refer to the section on “Liquidity and Capital Resources” below.

While the industry is highly competitive and subject to rapid and significant technological changes, the Company believes that there currently is no alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures. Novadaq is not currently aware of any active parties in the U.S. market with competing perfusion assessment products. Likewise, the Company is not aware of any visual assessment technology in the outpatient wound care environment. The Company believes that its market position, the ongoing advancement of its technology, the quality of its direct sales and marketing infrastructure, as well as the market leadership position of its partners, will allow it to operate profitably in the future. Novadaq will vigorously defend its patent estate if infringement is deemed to occur in the future.

RECENT DEVELOPMENTS IN Q2 2014

In Q2, 2014, the Company completed the acquisition of Aïmago SA (“Aïmago”), a privately held medical imaging company, founded in 2008 as a spin off from Ecole Polytechnique Fédérale de Lausanne (“EPFL”), a Switzerland based academic and research institution. The Company acquired Aïmago on a debt free/cash free basis for initial consideration of $10 million, funded by $6.5 million in cash and $3.5 million of the Company’s common stock, for which the Company issued 201,845 common shares from treasury. In addition, there is contingent consideration of up to $2.4 million payable in cash or the Company’s stock, based on the achievement of certain future regulatory and commercial milestones. The purpose of the acquisition was to obtain access to Aïmago’s specialized perfusion imaging technology and to further develop the technology for commercial use.

On April 2, 2014 during the Society of American Gastrointestinal and Endoscopic Surgeons (SAGES) conference in Salt Lake City, UT, NOVADAQ unveiled five new products designed for use in minimally invasive surgery settings. A new generation of the PINPOINT Endoscopic Fluorescence Imaging System was introduced, which offers a fourth imaging modality (in addition to the HD White-Light, SPY Fluorescence, and PINPOINT Fluorescence Modes). The latest mode, called SPY CSF (Color-Segmented Fluorescence), enables surgeons to visualize the degree of perfusion in tissue and to easily differentiate anatomical structures through qualitative color mapping. Beyond SPY CSF Mode, the PINPOINT system now also offers a newly designed mobile laparoscopy cart that houses the new dual-tank-capable NOVADAQ 50L High-Flow CO2 Insufflation Unit.

NOVADAQ also revealed two rigid, White-Light only laparoscopes. These innovative scopes, available in 0- and 30-degree format, feature a new 2K HD optical system that brings resolution, contrast, and color reproduction to a new level by reducing aberrations and distortion, and reinventing the illumination path.

Further to the product reveals at the SAGES conference, Dr. Michael Stamos, Chairman, Department of Surgery, University of California, Irvine, presented the final, unpublished clinical results for the PILLAR II multi-center, prospective study in the NOVADAQ booth. The PILLAR II study involved patients undergoing laparoscopic low-anterior resection of the colon, during which PINPOINT imaging was performed. The study evaluated the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of laparoscopic colon resection surgery. Dr. Stamos reported that among the 139 patients included in the final data analysis, as a result of PINPOINT images, investigators encountered a 1.4% anastomotic leak rate and made operative plan revisions in 8% of patients, with a 0% anastomotic leak rate among those patients.

Discussion of Year to Date Results

The following table sets forth information regarding Novadaq’s revenues, loss from operations and other information for the periods presented, which were prepared in accordance with IFRS, and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

(Unaudited)	Six months ended June 30
	2012 $000’s	2013 $000’s	2014 $000’s
Revenues
Product sales	8,166	13,376	19,782
Royalty revenue	954	908	675
Partnership fee revenue	650	650	650
Service revenue	389	442	343

Total revenues	10,159	15,376	21,450
Cost of sales	4,133	5,775	7,834

Gross profit	6,026	9,601	13,616
Gross profit percentage	59%	62%	63%
Operating expenses
Selling and distribution expenses	2,280	5,861	13,900
Research and development expenses	2,540	3,533	4,586
Administrative expenses	3,109	3,103	3,964
Write-down of inventory	—	31	—

Total operating expenses	7,929	12,528	22,450

Loss from operations	(1,903)	(2,927)	(8,834)
Interest expense	(137)	(68)	—
Imputed interest expense	(211)	(108)	—
Finance income	15	32	128
Warrant revaluation adjustment	(3,909)	(9,579)	(1,150)
Gain on investment	—	25	25

Loss before income taxes	(6,145)	(12,625)	(9,831)

Income tax expense	—	(45)	—

Loss and comprehensive loss for the period	(6,145)	(12,670)	(9,831)

Basic loss per share for the period	(0.17)	(0.29)	(0.18)

Diluted loss per share for the period	(0.17)	(0.29)	(0.18)

Revenues of $21,450,000 exceeded last year to date revenues by $6,074,000, which represents an increase of 40%. Product sales increased by $6,406,000 mainly due to increased, PINPOINT and LUNA capital sales. Royalty sales were lower by $233,000 due to lower unit sales by our partner and service revenue decreased by $99,000 due to less work performed.

Gross profit of $13,616,000 exceeded the same period last year gross profit by $4,015,000. The gross profit increase is due to the product sales growth in LUNA and PINPOINT.

Selling and distribution expenses of $13,900,000 were $8,039,000 higher than last year due to the build-up of our direct sales and marketing team and increased promotional expenses to support our PINPOINT and Wound care program.

Research and development expenses of $4,586,000 were $1,053,000 higher than the same period last year. Increases in expenses were mainly comprised of salaries and benefits in the amount of $536,000 to support expanded operations; non-cash stock option expense in the amount of $197,000; travel expenses in the amount of $139,000; and product design in the amount of $82,000. Other expenses increased by $99,000.

Administration expenses of $3,964,000 were $861,000 higher than the same period last year. Increased expenses comprised salary and benefit costs in the amount of $253,000 due to new hires and salary increases; increased professional fees in the amount of $288,000; increased non-cash stock option costs in the amount of $351,000 due to new grants at a higher fair value; and increased insurance expense in the amount of $118,000. Decreased expenses comprised of lower amortization costs in the amount of $100,000 and various other expenses were lower by $49,000.

The inventory write-down of $31,000 in the prior period was related to obsolete parts.

Combined interest expense and non-cash imputed interest expense of $176,000 last year was due to the debt being converted in accordance to the terms of the indenture agreement.

Finance income of $128,000 increased by $96,000 due to the on-hand cash balances from the Q4-2014 equity offering.

Warrant revaluation non-cash expense of $1,150,000 was less than the previous year to date expense of $9,579,000 due to the incremental decrease in the Company’s market share price offset by a slight reduction of expenses for warrants exercised. At June 30, 2014, the Company’s share price closed at $16.48, a decrease from $16.49 as at December 31, 2013 versus $13.46 as at June 30, 2013, which was an increase from $8.88 as at December 31, 2012.

Income tax expense for 2014 was nil while the previous year tax expense was $45,000.

Net loss of $9,831,000 decreased from a net loss of $12,670,000 for the same period last year. The decrease in net loss of $2,839,000 comprises a decrease in the non-cash warrant revaluation adjustment in the amount of $8,429,000, an increase in gross profit in the amount of $4,015,000 due to capital sales, a decrease in interest and imputed interest expense in the amount of $176,000, an increase in finance income in the amount of $96,000, a decrease in taxes in the amount of $45,000. Offsetting these amounts were an increase in operating expenses in the amount of $9,922,000.

Summary of Quarterly Results

	Q3 2012 $000’s	Q4 2012 $000’s	Q1 2013 $000’s	Q2 2013 $000’s	Q3 2013 $000’s	Q4 2013 $000’s	Q1 2014 $000’s	Q2 2014 $000’s
Revenues
Product sales	5,101	5,770	6,299	7,076	8,000	9,643	9,391	10,391

Royalty revenue	350	546	441	468	365	616	405	270
Partnership fee revenue	325	325	325	325	325	325	325	325
Service revenue	208	205	213	229	206	164	177	166

Total revenues	5,984	6,846	7,278	8,098	8,896	10,748	10,298	11,152
Cost of sales	2,123	2,281	2,732	3,043	3,154	4,004	3,602	4,232

Gross profit	3,861	4,565	4,546	5,055	5,742	6,744	6,696	6,920
Gross profit percentage	65%	67%	63%	62%	65%	63%	65%	62%
Operating expenses
Selling and distribution costs	1,289	1,357	2,348	3,513	3,337	4,863	6,708	7,192
Research and development expenses	1,778	1,640	1,487	2,046	2,159	2,282	2,255	2,331
Administrative expenses	1,863	1,602	1,361	1,742	1,264	2,867	1,994	1,970
Write-down of equipment	—	—	—	—	26	—	—	—
Write-down of inventory	58	—	—	31	—	—	—	—

Total operating expenses	4,988	4,599	5,196	7,332	6,786	10,012	10,957	11,493

Loss from operations	(1,127)	(34)	(650)	(2,277)	(1,044)	(3,268)	(4,261)	(4,573)
Finance costs	(68)	(68)	(63)	(3)	(3)	(3)	—	—
Imputed interest expense	(111)	(112)	(108)	(2)	—	—	—	—
Finance income	26	20	15	18	34	42	69	59
Warrant revaluation adjustment	(8,038)	3,389	(2,106)	(7,473)	(5,881)	445	(11,944)	10,794
Gain on investment	25	—	—	25	—	—	25	—

Income (loss) from operations before income taxes	(9,293)	3,195	(2,912)	(9,712)	(6,894)	(2,784)	(16,111)	6,280

Income tax recovery (expense)	—	(101)	(20)	(25)	(23)	68	—	—

Net income (loss) and comprehensive income (loss) for the period	(9,293)	3,094	(2,932)	(9,737)	(6,917)	(2,716)	(16,111)	6,280

Basic income (loss) per share for the period	(0.23)	0.08	(0.07)	(0.21)	(0.14)	(0.05)	(0.29)	0.11

Diluted income (loss) per share for the period	(0.23)	0.00	(0.07)	(0.21)	(0.14)	(0.05)	(0.29)	(0.08)

Balance Sheet Data

	As at June 30	As at December 31	As at June 30
	2013	2013	2014
Cash and cash equivalents	88,521,000	182,330,000	162,053,000
Working capital	93,235,000	186,701,000	173,420,000
Total assets	113,183,000	212,374,000	209,067,000
Total non-current liabilities	23,454,000	28,251,000	26,708,000
Total liabilities	30,280,000	37,260,000	34,531,000
Shareholders’ equity	82,903,000	175,115,000	174,536,000

Revenues

Q2-2014 revenues of $11,152,000 exceeded Q2-2013 revenues by $3,054,000, a 38% increase. Product sales increased in the amount of $3,315,000 due to an increase in SPY capital sales. Royalty revenue decreased in the amount of $198,000, primarily due to revenue related to the Xi Firefly system to be recognized subsequent to FDA approval. Service revenue decreased $63,000 mainly due to reduced TMR warranty sales. Q2-2014 procedures performed using SPY technology systems increased by 39% year over year, however SPY recurring revenues were 93% of the previous year due to sale of lower priced kits to customers who had purchased capital systems. In comparison to Q1-2014, revenues increased in the amount of $854,000 mainly due to an increase in SPY capital sales. Recurring procedure sales to hospitals increased by 13% over last quarter however revenues were 93% of Q1-2014 due to lower kit values associated with purchased systems. Service sales were lower due to lower maintenance work completed.

Gross Profit

Gross profit of $6,920,000 in Q2-2014 increased from $5,055,000 for the same period last year due to 206% increase in SPY capital sales. In comparison to Q1-2014, gross profit is higher by $224,000, also due to higher capital sales.

Operating Expenses

Selling and distribution expenses of $7,192,000 for Q2-2014 were $3,679,000 higher than Q2-2013 expenses of $3,513,000 as the Company continued to hire direct sales force personnel and increased promotional spending to support our PINPOINT and LUNA sales program. In comparison to Q1-2014, selling and distribution expenses increased by $484,000 due to increased hiring of sales staff and increased travel and promotional expenses related to PINPOINT and LUNA.

Research and development expenses of $2,331,000 in Q2-2014 were $285,000 higher than Q2-2013 expenses of $2,046,000 due to higher salaries and benefits in the amount of $248,000 to support expanded operations; higher non cash stock option expense in the amount of $160,000; higher travel expense by $66,000 offset by lower patent trademark expense in the amount of $195,000 and lower product design expense in the amount of $61,000. All other expenses increased by $67,000. In comparison to Q1-2014, research and development expenses were $76,000 higher due to increased salaries and benefits related to new hires and salary increases in the amount of $84,000; higher non-cash stock option expense in the amount of $189,000; higher amortization costs in the amount of $101,000 due to the amortization associated with the acquired intangible assets during the quarter, offset by lower patent and trademark expenses of $226,000 and lower product design expenses of $132,000. All other expenses increased by $60,000.

Administrative expenses of $1,970,000 in Q2-2014 were $228,000 higher than Q2-2013 expenses of $1,742,000. The expense increases mainly related non-cash stock option expense in the amount of $277,000; foreign exchange expense in the amount $63,000 offset by lower professional fees in the amount of $99,000. All other expenses combined, decreased by $13,000. In comparison to Q2-2014, administrative expenses are lower than previous quarter by $24,000 due to lower legal and accounting fees in the amount of $376,000 and lower listing fees in the amount of $80,000 offset by higher non-cash stock option expense in the amount of $390,000 due to options issued and foreign exchange loss in the amount of $103,000 due to an increase in foreign exchange rates. Other expenses decreased by $61,000.

Interest Expense

Interest expense is $5,000 lower than the Q2-2013as the National Research Council loan was converted and fully paid.

Finance Income

Finance income of $59,000 is higher than income of $18,000 in Q2-2013 due to the increased cash from the Q4-2014 public offering and lower than finance income of $69,000 in Q1-2014 due to lower cash balances resulting from the Aïmago cash purchase and cash usage to support operations.

Warrant Revaluation

The change in the Q2-2014 non-cash warrant revaluation income of $10,794,000 compared to a warrant revaluation expense of $7,473,000 in Q2-2013 due to a quarterly decrease in the Company’s share price. For Q2-2014 the share price decrease was $5.80, compared to a $3.55 share price increase in Q2-2013. In comparison to Q1-2014 this quarterly non-cash warrant revaluation income increased by $22,738,000 due to a decrease in share price versus a share price increase in Q1-2014.

Income Tax Expense

Income tax expense was nil compared to income tax expense of $25,000 in Q2-2013 and Q1-2014.

Net Income (Loss)

Net income of $6,280,000 in Q2-2014 was $16,017,000 higher than the net loss of $9,737,000 in Q2-2013. The change resulted from lower warrant revaluation adjustment in the amount of $18,267,000 due primarily to the change in share price; higher gross profit in the amount of $1,865,000; lower interest expense and imputed interest expense in the amount of $5,000; higher finance income in the amount of $41,000 and lower taxes in the amount of $25,000, offset by higher operating costs in the amount of $4,161,000 and lower gain on investment in the amount of $25,000. In comparison to Q1-2014, net income increased by $22,391,000 due to lower non-cash warrant revaluation expense of $22,738,000; higher gross profit in the amount of $224,000. Offsetting these increases were higher operating expenses in the amount of $536,000, lower finance income in the amount of $10,000 and lower investment gains in the amount of $25,000.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Novadaq has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but are not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that Novadaq will be successful in securing partnerships or its financing on terms favourable to the Company, or at all.

Based on the cash on hand in the amount of $162,053,000 as at June 30, 2014, the capacity to borrow funds from its revolver loan (as further described below) and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its cash requirements for at least the next 12 months. The Company invests its cash and cash equivalents in daily interest accounts at a chartered bank in Canada.

Operating Activities

In Q2-2014, cash used in operating activities was $7,614,000 which included working capital utilization of $5,727,000, a decrease in long-term deferred revenue of $366,000 and cash expenditure (cash burn) before changes in working capital of $1,521,000. Working capital increases were driven primarily by increased receivables and inventories in support of our increased sales.

Financing Activities

In Q2-2014, the Company received $640,000 cash proceeds from the exercise of options and warrants compared to $1,931,000 in Q2-2013.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank, entitling the Company to borrow up to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and certain reporting requirements. The credit facility is secured by a general security agreement constituting a first-ranking security interest in all personal property of the Company with a conventional rate of interest. Currently, the Company has no committed sources of capital other than this revolving credit loan. Since its inception and as at June 30, 2014, the Company has not utilized this credit facility.

Public Offerings

On October 29, 2013, the Company announced the sale of 6,250,000 common shares, on a bought deal basis, at a price to the public of $16.75 per common share, pursuant to a base shelf prospectus and an underwriting agreement. Gross proceeds from the offering were approximately $104,700,000. After the underwriting commissions and other offering expenses, the Company received net proceeds of approximately $99,600,000. The common shares described above were sold by the Company in the

United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and were not offered for sale or distributed in any province or territory in Canada.

On May 7, 2013, the Company announced the closing of its public offering of 4,485,000 common shares, on a bought deal basis, at a price to the public of $12.90 per common share. Gross proceeds from the offering were approximately $57,857,000, resulting in cash proceeds of $54,675,000, net of transaction costs.

Investing Activities

The Company’s Q2-2014 investing activities in the amount of $8,131,000 comprised net additions to revenue generating fixed assets in the amount of $1,762,000, which were primarily utilized in the placement of assets at hospitals and clinics. The Company also invested $6,369,000 in the acquisition of Aïmago.

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

	0-1 year $	1-5 years $	After 5 years $
Operating leases	478,000	312,000	—
Purchase Obligation (product development)	1,437,000	—	—

The long-term operating lease commitments are for premises located in: Mississauga, ON; Taunton, MA and Richmond, BC.

The Company has an outstanding $1,437,000 purchase order commitment in support of a specific product development activity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There were no significant changes in our accounting policies and critical accounting estimates for the three and six month periods ended June 30, 2014. We describe our significant accounting policies and critical accounting estimates in Note 3 to the audited consolidated financial statements and MD&A for the year ended December 31, 2013.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS NOT YET ADOPTED BY THE COMPANY

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 – Financial Instruments

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance.

On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)).

The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments are comprised of the following as at June 30, 2014: cash and cash equivalents of $162,053,000; accounts receivable of $12,799,000; accounts payable and accrued liabilities of $5,881,000; and shareholder warrants of $25,187,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable of $12,799,000 (net of $230,000 of bad debts reserves), based in the United States, Canada and Asia are subject to minimal credit risk based on the nature of the Company’s customers and letters of credit securing certain international sales. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities of $5,881,000 are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value. The repayable government assistance was comprised of an Industrial Research and Assistance Program loan, received from the National Research Council, with principal repayment terms over 30 months commenced in August 2011 and the loan was fully repaid in January 2014.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Concentration of Accounts Receivable

As at June 30, 2014, $10,331,000 or 81% [2013 - $7,294,000 or 86%] of the total accounts receivable are due from six customers [December 31, 2013- six customers]. As at June 30, 2014, three customers had accounts receivable balances exceeding 10% of total accounts receivable. Concentration of these three customers comprised 28%, 23% and 12% of total accounts receivable as at June 30, 2014 as compared to 3%, 36% and nil, respectively as at December 31, 2013.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s annual MD&A and AIF for the year ended December 31, 2013, both of which are filed on SEDAR and EDGAR. There have been no material changes to risks and uncertainties during the three month period ended June 30, 2014.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer [“CEO”] and Chief Financial Officer [“CFO”] designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared to provide reasonable assurance that information required to be disclosed under securities legislation is recorded, processed, summarized and reported with the time periods specified in the securities legislation.

Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

In accordance with the United States Jumpstart Our Business Startup Act [“JOBS Act”] enacted on April 5, 2012, the Company previously qualified as an “emerging growth company” [“EGC”], which entitled the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting [“ICFR”] under Section 404(b) of the Sarbanes-Oxley Act. The JOBS Act does not defer compliance with, and Novadaq currently complies with, the requirement of Section 404(a) of the Sarbanes-Oxley Act that management assess its ICFR. The Company will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which its annual gross revenues exceed $1.0 billion, (b) the date that it becomes a “large accelerated filer” as defined in Rule 12b-2 under the United States Securities Exchange Act of 1934, as amended, which would occur if the market value of the Company’s common shares that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, (c) the date on which the Company has issued more than $1.0 billion in non-convertible debt during the preceding three-year period or (d) the last day of the Company’s fiscal year containing the fifth anniversary of the date on which its shares become publicly traded in the United States (currently December 31, 2017). As at June 30, 2014, the Company’s market value of its common shares that are held by non-affiliates exceeded $700 million. As a result, the Company will no longer qualify as an “emerging growth company” and will be subject to the Section 404(b) of the Sarbanes-Oxley Act and will require an independent audit of internal controls over financial reporting as of December 31, 2014.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2014, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA AND OTHER INFORMATION

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 55,474,068 common shares, 3,398,796 stock options, and 1,851,604 shareholder warrants outstanding. The common shareholder warrants are exercisable into one share.

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.